SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*


                           SCHULTZ SAV-O STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   808196 10 9
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       |_|    Rule 13d-1(b)

                       |_|    Rule 13d-1(c)

                       |X|    Rule 13d-1(d)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

CUSIP Number 808196 10 9



  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Howard C. Dickelman

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
           GROUP (SEE INSTRUCTIONS)                                    (a)   [ ]
                                                                       (b)   [ ]
           Not Applicable

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


         NUMBER OF            5       SOLE VOTING POWER

                                      243,360
          SHARES


       BENEFICIALLY           6       SHARED VOTING POWER

                                      -0-
         OWNED BY


           EACH               7       SOLE DISPOSITIVE POWER

                                      243,360
        REPORTING


          PERSON              8       SHARED DISPOSITIVE POWER

                                      -0-
           WITH



 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            243,360

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                [ ]
            N/A

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            3.7%

12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN



                               Page 2 of 4 Pages

CUSIP Number 808196 10 9

          This Amendment No. 16 to Schedule 13G with regard to Schultz Sav-O Stores, Inc. is being filed on behalf of the undersigned to amend Items 4 and 5 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.


Item 4.        Ownership (as of December 31, 1998):

               a.   Amount Beneficially Owned:  243,360 shares*

                    *    Includes 300 shares owned directly by Mr. Dickelman.

                    *    Includes 243,060 shares owned by a trust

                    * Does not include 16,830 shares owned by a trust for the benefit of Mr. Dickelman's wife, of which beneficial ownership is disclaimed pursuant to Rule 13d-4.


               b.   Percent of Class: 3.7%


               c.   Number of shares as to which such person has:


                   (i)   sole power to vote or to direct the vote:  243,360


                   (ii)  shared power to vote or to direct the vote:  0


                   (iii) sole power to dispose or to direct the disposition
                         of:  243,360


                   (iv)  shared power to dispose or to direct the disposition of:  0


Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.



                               Page 3 of 4 Pages

CUSIP Number 808196 10 9



                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1999
Date


/s/ Howard C. Dickelman
Howard C. Dickelman


                               Page 4 of 4 Pages